UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35623 / June 3, 2025

In the Matter of:

First Eagle Private Credit Fund
First Eagle Private Credit Fund SPV, LLC
First Eagle Credit Opportunities Fund
First Eagle Credit Opportunities Fund SPV, LLC
First Eagle Real Estate Debt Fund
First Eagle Tactical Municipal Opportunities Fund
First Eagle Investment Management, LLC
First Eagle Alternative Credit, LLC
First Eagle Alternative Credit EU, LLC
Napier Park Global Capital (US) LP
and certain of their affiliated entities as described in Appendix A to the application

500 Boylston Street, Suite 1200
Boston, MA 02116

812-15754

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

First Eagle Private Credit Fund, et al. filed an application on April 11, 2025, and an amendment
to the application on May 1, 2025, requesting an order under sections 17(d) and 57(i) of the
Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit
certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule
17d-1 under the Act. The order would permit certain registered closed-end management
investment companies and business development companies (collectively, the "Regulated
Funds") to co-invest in portfolio companies with each other and with certain affiliated
investment entities.

On May 5, 2025, a notice of the filing of the application was issued (Investment Company Act
Release No. 35569). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that participation by the Regulated Funds in the proposed transactions

is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by First Eagle Private Credit Fund, et al. (File No. 812-15754) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Stephanie Fouse,

Assistant Secretary.